October 25, 2006

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549-3561

Re: CANTERBURY PARK HOLDING CORPORATION

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 001-31569

Dear Mr. Humphrey:

On behalf of Canterbury Park Holding Corporation the (Company), I am writing in response to the staff’s comments with respect to the above referenced filing from your letter dated October 11, 2006.

Set forth below is the Company’s response.

Upon further review, and after giving respectful consideration to the comments provided by your staff regarding the disclosure of changes in our restricted cash balances within the consolidated statement of cash flows, we understand your interpretation and concur that the presentation of those changes within the operating section of the consolidated statement of cash flows would be a more appropriate presentation.

However, we believe, that due to the nature of this change in classification and having given appropriate weight to the guidance provided by Staff Accounting Bulletin No. 99 (“SAB 99”) as outlined below, it would be sufficient to incorporate this change in future filings, at which time we will reclassify all periods presented, and not treat this change in classification as an error requiring restatement.

We understand that SAB 99 expresses the views of the SEC staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate and requires registrants and auditors to consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

Quantitative Considerations:

The change in classification had no impact on previously reported net income or shareholders’ equity and only impacted the classification within the statement of cash flows. The adjustment is less than 10% of net cash provided by operations at year-end 12/31/2005, 12/31/2004, 12/31/2002 and 12/31/2001 and just over 10% at 11% for 12/31/2003 (refer to tabular presentation below).  It should also be noted the adjustment between operating and investing activities as it relates to the restricted cash reclassification did not change the direction of these two categories of cash flow.

	Canterbury Park Holding Corporation Form 10-K for the years ended:
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001

Decrease (increase) in restricted cash	($242,383)	($459,861)	$468,093	($310,340)	($245,642)

Net cash provided by operations	$4,956,836	$6,795,661	$4,234,135	$3,592,970	$3,630,657

As% of net cash provided by operations	-5%	-7%	11%	-9%	-7%

While the Company believes the quantitative impact on net cash provided by operations is most relevant to the users of the financial statements, the adjustment to investing activities for the three years ended 12/31/2005 was only 6%, 9% and 15% respectively.

The Company has considered that the change in classification of changes in restricted cash do not materially change the historical trend of operating activities and detailed disclosure of the nature of restricted cash is maintained within the notes and the MD&A. The Company believes that the judgment of a reasonable person relying upon the information as previously presented would not have been changed or influenced by classification of the changes within operating rather than investing activities.

Qualitative Considerations:

In addition, Company management has analyzed the impact of the change in classification from a qualitative perspective, and determined the following:

•                  Although the change in restricted cash does arise from an item capable of precise measurement, we understand that there is some level of diversity in practice as it relates to the presentation of such changes in the statement of cash flows.

•                  It does not mask a change in earnings or other trends.

•                  It does not hide a failure to meet analysts’ consensus expectations for the Company.

•                  It does not change a loss into income or vice versa in any of the years affected.

•                  It does not affect compliance with regulatory requirements.

•                  It does not affect compliance with loan covenants or other contractual requirements.

•                  It does not have an effect of increasing management’s compensation.

•                  It does not conceal an unlawful action.

Based upon the analysis above, we consider this change in classification to be immaterial from both a quantitative and a qualitative perspective, and request that the Company be allowed to make the change in classification on a prospective basis, rather than to restate and amend the 2005 Form 10-K and the 2006 Form 10-Qs filed to date.

The Company would reclassify the previous periods presented for consistency and complete disclosure of the reclassifications, consistent with what was provided when making the initial change in classification, will be made within the footnotes to the financial statements impacted by this change.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions regarding our responses above, do not hesitate to call me at (952)-496-6464.

Very Truly Yours,

/s/ David C. Hansen

David C. Hansen

Vice President and Chief Financial Officer

Cc:      Ms. Amy Geddes, Mr. Joseph Foti